Mail Stop 7010

							November 28, 2005


via U.S. mail and Facsimile

Michael L. Hurt
Chief Executive Officer
Altra Industrial Motion, Inc.
14 Hayward Street
Quincy, Massachusetts 02171

	Re:	Altra Industrial Motion Inc.
Form S-4/A filed November 15, 2005
File No. 333-124944

Dear Mr. Hurt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A filed November 15, 2005

General

1. Please update your filing to include interim financial statements as of and for the nine months ended September 30, 2005. Refer to Rule 3-12 of Regulation S-X.

Recent Developments, page 3

2. We note that on November 7, 2005, you entered into a purchase agreement pursuant to which you agreed to acquire all of the outstanding share capital of Hay Hall for $50.5 million. It appears from this disclosure that this is a probable acquisition. If you also meet the 50 percent or greater threshold of one of the significance tests in Rule 1-02(w) of Regulation S-X, you are required to include audited financial statements for this business in the S-4, in accordance with Rule 3-05 of Regulation S-X. In addition, you would be required to reflect this acquisition in your unaudited pro forma financial statements. Please provide us with your analysis of the significance tests in accordance with Rule 1-02(w) of Regulation S-X for this probable acquisition.

We remind you that this test should be performed using amounts prepared in accordance with US GAAP. As such, in your response, please describe the nature of any differences between the amounts in the target`s UK GAAP financial statements and the amounts used in your income significance test. In particular, please confirm to us that, for the purposes of the income significance test, you have reversed any amortization expense recognized in Hay Hall`s UK GAAP income statement related to goodwill and those intangible assets that would be considered indefinite-lived under US GAAP.

Critical Accounting Policies, Intangible Assets, page 44

3. We note your revisions in response to prior comment 2. Your statement on page 44 that your "intangible assets were identified and recorded at their fair value...with the assistance of an independent valuation firm" indicates that you relied on another party to some degree. Therefore, if you retain the references to experts, identify the experts and file their consents. Please refer to Section 436(b)
of Regulation C. In addition, please address this comment as it relates to other references to valuation firms throughout your document. For example, see the first and third full paragraphs on page 45.

Non-GAAP Financial Measures, page 45

4. Regarding your EBITDA measures:

* We note that in your EBITDA measure for 2004, you exclude a one-time transaction fee of $4.4 million. This type of transaction fee does not appear to be non-recurring, given that you will incur similar charges in conjunction with future acquisitions, such as that of Hay Hall. Accordingly, please revise your presentation of EBITDA accordingly. See Item 10(e)(1)(ii)(B) of Regulation S-K.
* We also note that you exclude restructuring, impairment and transition expenses, as well as gains on the sale of assets from your
EBITDA measures. Accordingly, it appears that your definition of EBITDA differs from that of section I of the adopting release on non-
GAAP measures. As such, please retitle this measure to clearly identify the earnings measure being used and all adjustments. Please refer to question 14 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

Recent Developments, page 64

5. Expand your discussion of the purchase agreement with Hay Hall Holdings Limited to include the material terms of the agreement. Provide additional information on the business operations of Hay Hall. In this regard, we note a press release issued by Altra on October 18, 2005 disclosing the parties` entry into the agreement. In addition, revise the summary section to provide a cross-reference to this expanded discussion.

6. We note the statement that you agreed to acquire the outstanding shares of Hay Hall for $50.5 million; however, section 3.1 of the share purchase agreement states that you shall pay $50.5 million less the closing indebtedness of Hay Hall and its subsidiaries, subject to other adjustments. Please revise accordingly.

7. We note that you intend to finance the acquisition through additional debt borrowings and you anticipate the acquisition to close in early December 2005. Please revise to state the amount and type of debt borrowings you intend to make. For example, will you use your current credit facility to finance all or part of the acquisition or will you enter into a new credit facility or issue additional secured or subordinated notes to fund the acquisition? Disclose the material terms of any debt you intend to use to fund the acquisition and state how it will rank as compared to the notes being exchanged in this offering.

8. State whether you have received the consent of the lenders under your senior credit agreement and the consent of the holders of the senior secured notes to allow the consummation of the transaction as required by section 8.1(h) of the share purchase agreement.

9. Please tell us whether any new guarantors will be created as a result of the acquisition of Hay Hall.

1.  Description of Business and Summary of Significant Accounting
Policies, page F-7

10. We note that due to the restatement, you have reissued your financial statements as of November 3, 2005. As a result, it would appear that in your statements that you are still in the process of allocating your final goodwill and intangible assets and that you have still not allocated these assets across your business units are no longer accurate. Please revise to update pages 45, F-10, F-14, and F-56. If these statements are still accurate, please tell us why, given that your acquisition was approximately one year ago.

8.  Income Taxes, page F-18

11. We note that, as a result of the restatement, you have increased your deferred tax asset valuation allowance to $11.8 million. We also note that your deferred tax liabilities increased to $15.0 million. Please clarify whether future reversals of these existing taxable temporary differences will generate sufficient taxable income of the appropriate character in the appropriate timeframe to enable realization of your deferred tax assets. If so, please tell us your basis for this valuation allowance. See paragraph 21.a of SFAS No.
109. If the future reversals will not generate sufficient taxable income to enable the realization of your deferred tax assets, please tell us why not.

12. We note that your predecessor recognized a deferred tax liability of $11.4 million as of December 31, 2003 related to property, plant and equipment. Please tell us why the acquisition resulted in a decrease of this deferred tax liability to $0.5 million as of December 31, 2004.

17. Restated Financial Data, page F-46

13. We note that your deferred taxes decreased from an asset position of $9.1 million to a liability position of $12.4 million. Please disclose, in greater detail, the nature of the errors that resulted in this change. For example, please disclose the reasons for the changes in each of the components of your deferred tax assets and liabilities on page F-19.

14. We note on page F-47 your disclosure that goodwill increased by approximately $3.5 million reflected in the restated December 31, 2004 balance sheet. However, in your balance sheet on page F-49, your goodwill increased $25.2 million. Please revise this inconsistency.

15. You disclose that there were "other less significant errors that have been corrected in the restatement." If material, please disclose the nature and amount of these errors. If not material, please disclose this fact and tell us your basis for your assessment as immaterial, based on the qualitative and quantitative factors in
SAB 99.

16. Please expand your risk factor regarding the material weakness in internal controls on page 22 and your material weakness discussion in your MD&A on page 56 to disclose the impact of the restatements on your evaluation of your internal controls. If you determine that the restatements were not the result of material weaknesses, please disclose the basis for your conclusion. If, on the other hand, you determine that the restatements were the result of material weaknesses, please disclose the additional material weaknesses identified and the actions that you will take to remediate each of these weaknesses.

Unaudited Condensed Consolidated Interim Financial Statements
12.  Related-Party Transactions, page F-61

17. We have reviewed your response to prior comment 5. If true, please disclose whether your stock has been pledged as collateral of
Holding`s debt. Further, please disclose the extent (in the aggregate and for each of the next five years) to which Holdings is dependent on your cash flows to service its debt and the method by which this will occur.

Schedule II - Valuation and Qualifying Accounts, page S-1

18. In light of the increase in your deferred tax asset valuation allowance, as a result of the restatement, please disclose the information required by schedule II, as it relates to your deferred tax valuation allowance.

Exhibit 99.1 - Letter of Transmittal

19. Please revise the second paragraph to state that you will return
Old Notes that are not exchanged "promptly" after withdrawal, rejections of tender, or termination of the exchange offer rather than "as soon as practicable".

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on accounting comments to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Nili Shah,
Branch Chief, at (202) 551-3255. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Chris Edwards, Special Counsel, at (202) 551-3742, or the undersigned at (202) 551-3760.


	Sincerely,



	Pamela A. Long
	Assistant Director




cc: 	Todd R. Chandler, Esq.
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
	New York, New York 10153

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Michael L. Hurt
Altra Industrial Motion, Inc.
November 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE